AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

PINEBRIDGE INVESTMENTS LLC

THIS AMENDMENT is made as of November 1, 2023 to the Sub-Advisory Agreement dated November 10, 2014, as amended (the “Agreement”) between Transamerica Asset Management, Inc. (the “Investment Adviser”) and PineBridge Investments LLC (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Sub-Advisory Agreement dated November 10, 2014 is confirmed and remains in full force and effect.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:

Name:	Christopher Staples

Title:	Senior Director, Investments

PINEBRIDGE INVESTMENTS LLC

By:

Name:	Michael J. Kelly

Title:	Managing Director, Global Head of Multi-Assets

Schedule A

Fund	Investment Sub-advisory Fee*
Transamerica PineBridge Inflation Opportunities VP **	0.15% of the first $100 million;
0.10%over $100 million up to $250 million;
0.05% in excess of $250 million

*	As a percentage of average daily net assets on an annual basis.
**

The average daily net assets for the purpose of calculating sub-advisory fees will be determined on the basis of the combined assets of Transamerica PineBridge Inflation Opportunities VP, a series of the Trust, and Transamerica Inflation Opportunities, a series of Transamerica Funds.